HBOS plc

7 November 2006

RECEIVED NOV 15 2006 160

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

06018535

Dear Sir

SUPPL

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1 October to 31 October 2006**.

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

2006.10.02	Director/PDMR Shareholding
2006.10.02	Transaction in Own Shares
2006.10.02	Director/PDMR Shareholding
2006.10.03	Transaction in Own Shares
2006.10.03	Cancellation of Shares
2006.10.03	Director/PDMR Shareholding
2006.10.03	Director/PDMR Shareholding
2006.10.03	Director/PDMR Shareholding
2006.10.04	Transaction in Own Shares
2006.10.04	Hx House Price Index – Sept2006
2006.10.04	Director/PDMR Shareholding
2006.10.04	Director/PDMR Shareholding
2006.10.04	Holding(s) in Company
2006.10.05	Director/PDMR Shareholding
2006.10.06	Transaction in Own Shares
2006.10.06	Publication of Final Terms
2006.10.06	Director/PDMR Shareholding
2006.10.09	Transaction in Own Shares
2006.10.09	Director/PDMR Shareholding
2006.10.10	Transaction in Own Shares
2006.10.10	Director/PDMR Shareholding
2006.10.11	Transaction in Own Shares
2006.10.11	Director/PDMR Shareholding

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

11/17

2006.10.11	Director/PDMR Shareholding
2006.10.12	Transaction in Own Shares
2006.10.12	Director/PDMR Shareholding
2006.10.12	Director/PDMR Shareholding
2006.10.12	Holding(s) in Company
2006.10.13	Transaction in Own Shares
2006.10.13	Director/PDMR Shareholding
2006.10.16	Transaction in Own Shares
2006.10.16	Rule 8.3 – John Laing plc
2006.10.16	Director/PDMR Shareholding
2006.10.17	Transaction in Own Shares
2006.10.17	Director/PDMR Shareholding
2006.10.18	Transaction in Own Shares
2006.10.18	Rule 8.3 – iSoft Group plc
2006.10.18	Director/PDMR Shareholding
2006.10.18	Director/PDMR Shareholding
2006.10.19	Transaction in Own Shares
2006.10.19	Director/PDMR Shareholding
2006.10.20	Transaction in Own Shares
2006.10.20	Rule 8.3 – Cardpoint plc
2006.10.20	Rule 8.3 – Informa plc
2006.10.20	Director/PDMR Shareholding
2006.10.23	Transaction in Own Shares
2006.10.23	Rule 8.3 – Informa plc
2006.10.23	Rule 8.3 – iSoft Group plc
2006.10.23	Cancellation of shares
2006.10.23	Director/PDMR Shareholding
2006.10.24	Transaction in Own Shares
2006.10.24	Rule 8.3 – Informa plc
2006.10.24	Rule 8.3 – Cardpoint plc
2006.10.24	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Publication of Final Terms
2006.10.25	Rule 8.3 – Informa plc
2006.10.25	Rule 8.3 – iSoft Group plc
2006.10.25	Transaction in Own Shares
2006.10.26	Transaction in Own Shares
2006.10.26	Rule 8.3 – Cardpoint plc
2006.10.26	Rule 8.3 – Arla Foods UK plc
2006.10.26	Director/PDMR Shareholding
2006.10.27	Director/PDMR Shareholding
2006.10.27	Rule 8.3 – Cardpoint plc
2006.10.27	Rule 8.3 – iSoft Group plc
2006.10.27	Director/PDMR Shareholding
2006.10.30	Rule 8.3 – iSoft Group plc
2006.10.30	Rule 8.3 – Cardpoint plc
2006.10.30	Rule 8.3 – Laing (John) plc
2006.10.30	Director/PDMR Shareholding
2006.10.31	Rule 8.3 – Cardpoint plc

2006.10.31	Rule 8.3 – iSoft Group plc
2006.10.31	Rule 8.3 – Informa plc
2006.10.31	Rule 8.3 – Laing (John) plc
2006.10.31	Director/PDMR Shareholding
2006.10.31	Director/PDMR Shareholding

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	50,000 shares registered on 02.10.2006
1 Form 88(2)'s - Return of Allotment of	755 shares registered on 03.10.2006
1 Form 88(2)'s - Return of Allotment of	9,306 shares registered on 04.10.2006
1 Form 88(2)'s - Return of Allotment of	1,935 shares registered on 06.10.2006
1 Form 88(2)'s - Return of Allotment of	1,888 shares registered on 09.10.2006
1 Form 88(2)'s - Return of Allotment of	3,910 shares registered on 10.10.2006
1 Form 88(2)'s - Return of Allotment of	604 shares registered on 11.10.2006
1 Form 88(2)'s - Return of Allotment of	7,500 shares registered on 13.10.2006
1 Form 88(2)'s - Return of Allotment of	4,154 shares registered on 16.10.2006
1 Form 88(2)'s - Return of Allotment of	2,265 shares registered on 20.10.2006
1 Form 88(2)'s - Return of Allotment of	5,000 shares registered on 30.10.2006
1 Form 88(2)'s - Return of Allotment of	5,000 shares registered on 31.10.2006

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.08.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 24.08.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.08.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 30.08.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 11.09.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.09.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.09.2006

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

S Patn

pp Kenny Melville
Assistant Company Secretary

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:08 02-Oct-06
Number	8189J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 100,442 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,753,280 shares held by the Trustee.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-Oct-06
Number	7527J

HBOS plc announces that on 29 September it purchased 600,000 of its ordinary shares at a price of 1058.4760 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,131,000 of its ordinary shares in Treasury and has a total of 3,792,939,500 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:08 02-Oct-06
Number	8191J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Plan
(the "Plan")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Plan	41,648	02/10/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,295,123 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 03-Oct-06
Number	8324J

HBOS plc announces that on 2 October it purchased 1,000,000 of its ordinary shares at a price of 1059.2569 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,131,000 of its ordinary shares in Treasury and has a total of 3,791,989,500 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation of Shares
Released	14:32 03-Oct-06
Number	8821J

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 3 October 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 2,131,000 of its ordinary shares in Treasury and has a total of 3,791,990,255 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 180,000,000.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:58 03-Oct-06
Number	8847J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
36,617	10.59p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

In conclusion, the Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,373,388 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:00 03-Oct-06
Number	8850J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 45,833 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,707,447 shares held by the Trustee.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 03-Oct-06
Number	9059J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

HBOS plc ('the Company') was advised on 2 October 2006 that the Directors and Persons Discharging Managerial Responsibility ('PDMR') listed below were granted options in respect of Ordinary 25p shares on 21 September 2006 (effective from 1 January 2007), exercisable at a price of £7.928 per share, under the HBOS plc Sharesave Plan.

		Amount of Shares Granted	Total Options Held Following Notification	Period during which or date on which it can be exercised
Peter Cummings	Director	238	124,286	1 January 2010 - 30 June 2010
Jo Dawson	Director	2,065	99,633	1 January 2012 - 30 June 2012
Andy Hornby	Director	2,216	226,785	1 January 2014 - 30 June 2014
Harry Baines	PDMR	2,065	91,135	1 January 2012 - 30 June 2012
Dan Watkins	PDMR	826	67,274	1 January 2012 - 30 June 2012

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary

3 October 2006

Tel: 0131 243 8671

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Oct-06
Number	9080J

HBOS plc announces that on 3 October it purchased 550,000 of its ordinary shares at a price of 1058.1745 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,681,000 of its ordinary shares in Treasury and has a total of 3,791,440,255 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index- Sep2006
Released	08:00 04-Oct-06
Number	8822J

Halifax House Price Index

National Index **September 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 586.4 Monthly Change 1.0% Annual Change 8

Standardised Average Price (seasonally adjusted) £181,186

Key Points

- House prices rose by 1.0% in September.
- The annual rate of house price inflation eased for the third successive month to 8.0% lowest rate since April 2006.
- The nine English regions have experienced remarkably similar house price gains in tl last 12 months with all regions experiencing rises of between 5.5% and 8.5%; the narrowest range recorded since the Halifax House Price Index began in 1983. Prices have risen most strongly in Northern Ireland (30%) and Scotland (14.5%) over the pa year. All other regions have recorded single digit house price inflation.
- Annual house price inflation in Greater London eased from 10.9% in Q2 to 8.5% in Q indicating that the boost to prices in the capital from this year's record high City bonu has diminished.
- The ratio between prices in the south and north increased marginally for the second successive quarter in 2006 Quarter 3, indicating that the north/south divide is beginni widen again following four years of almost continuous narrowing.
- There are signs that housing activity has reached a plateau. The number of loans approved for house purchase has stabilised at around 120,000 (seasonally adjusted) month in the three months to August, according to the Bank of England. The latest R survey reported that completed property sales eased marginally in August for the sec successive month.

- Sound fundamentals, underpinned by a stronger economy and record high levels of employment, will continue to support a healthy housing market over the coming mont Higher mortgage rates and utility bills will put pressure on householders' finances, cu housing demand. As a result, annual house price inflation is expected to moderate o\ the remainder of the year.

Commenting, Martin Ellis, Chief Economist, said:

"House prices rose by 1.0% in September. The annual rate, however, eased for the third successive month to 8.0%, the lowest rate since April 2006.

We expect increased utility bills and higher interest rates to curb housing demand over the coming months, causing annual house price inflation to ease between now and the end of the year."

Northern Ireland, South West, South East and North record biggest house price increases in 2006 Q3 ......

House prices increased in ten regions during the third quarter. The biggest price increases in the third quarter were in Northern Ireland (6.6%), South West (1.5%), South East (1.5%) and the North (1.4%).

There were modest falls in Yorkshire & the Humber and East Midlands (both -0.8%), reflecting the increasing affordability difficulties for buyers as a result of the very rapid rise in house prices in these parts of the country over the past few years. These small falls, however, need to be viewed in the context of a more than doubling in average house prices in both regions over the past five years. Indeed, occasional quarterly prices falls are a common feature of a slowing market with all the regions of England and Wales, except the North West, recording at least one quarterly decline in the past two years. The underlying trend, nonetheless, in all these regions has been of rising prices.

Even pace of house price inflation across English regions over the past year .....

The nine English regions have experienced remarkably similar house price gains during the last 12 months with all regions experiencing rises of between 5.5% and 8.5%; the narrowest range recorded since the Halifax House Price Index began in 1983. Over the past year, prices have risen most strongly in Northern Ireland (30.0%) and Scotland (14.5%). All other regions have recorded single digit house price inflation, ranging from 8.5% in Greater London to 2.9% in Wales.

Annual house price inflation in Greater London eased from 10.9% in Q2 to 8.5% in Q3, indicating that the boost to prices in the capital from this year's record high City bonuses

has diminished.

North/south divide shows further signs of beginning to widen again ......

The ratio between prices in the south and north[1] increased marginally for the second successive quarter in 2006 Quarter 3, indicating that the north/south divide is beginning to widen again following four years of almost continuous narrowing. The average property price in the south stood at 1.59 times the average in the north in 2006 Quarter 3 compared with a peak of 2.19 times in 2002 Quarter 2.

Activity may be levelling out......

Whilst housing market activity remains firm, there are further signs that it has levelled out. The number of loans approved for house purchase has stabilised at around 120,000 (seasonally adjusted) a month in the three months to August, according to the Bank of England. Additionally, the latest RICS survey reported that completed property sales eased marginally in August for the second successive month.

Stronger economy and healthy labour market to continue to support the market.....

UK economic activity has picked up in 2006 following the weakest growth for ten years in 2005. The latest ONS figures show that GDP increased by 0.7% for the third successive quarter in 2006 Q2. This is slightly above the long-term historical average of 0.6%.

The strengthening in the economy has underpinned the ongoing good health of the labour market with employment increasing by 220,000 over the past year, according to the ONS.

...but higher interest rates and utility bills expected to curb housing demand

Higher mortgage rates following the Bank of England's rate rise in August and the increase in fixed rates over the past five months are expected to dampen housing demand over the coming months. The recently announced increases in utility bills will also put pressure on householders' finances, further curbing housing demand. As a result, house price inflation is expected to moderate over the remainder of the year.

[1] *South defined as London, the South East, the South West and East Anglia. The north defined as the rest of the UK.*

NOTE: The 8.0% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	15:57 04-Oct-06
Number	9673J

Notification was received today by HBOS plc that as at 29 September 2006 Barclays PLC had an interest in 151,975,974 HBOS plc Ordinary Shares of 25p each (which represents 4.007 per cent of the issued Ordinary Share capital).

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:58 04-Oct-06
Number	9672J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 65,976 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,641,471 shares held by the Trustee.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:02 04-Oct-06
Number	9678J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Plan
Bank of Scotland Sharesave Plan
HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Plan	14,709	04/10/2006
BOS Sharesave Plan	1,122	04/10/2006
HBOS Sharesave Plan	16,829	04/10/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,340,728 shares still held by the QUEST.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:56 05-Oct-06
Number	0417K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 54,337 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,587,134 shares held by the Trustee.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 06-Oct-06
Number	0545K

HBOS plc announces that on 5 October 2006 it purchased 1,000,000 of its ordinary shares at a price of 1,079.6829 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,681,000 of its ordinary shares in Treasury and has a total of 3,790,449,561 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:27 06-Oct-06
Number	0988K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 40,974 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,546,160 shares held by the Trustee.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:44 06-Oct-06
Number	0980K

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 10,000,000 CMS Linked Capped Rate Notes due October 2021, ISIN No. XS0269390034

http://www.rns-pdf.londonstockexchange.com/rns/0980k_-2006-10-6.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 09-Oct-06
Number	1238K

HBOS plc announces that on 6 October 2006 it purchased 651,000 of its ordinary shares at a price of 1,077.3690 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,332,000 of its ordinary shares in Treasury and has a total of 3,789,800,496 ordinary shares (excluding shares held in Treasury) in issue.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:52 09-Oct-06
Number	1858K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 146,518 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,399,642 shares held by the Trustee.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-Oct-06
Number	2010K

HBOS plc announces that on 9 October 2006 it purchased 350,000 of its ordinary shares at a price of 1,079.7911 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,682,000 of its ordinary shares in Treasury and has a total of 3,789,452,384 ordinary shares (excluding shares held in Treasury) in issue.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:15 10-Oct-06
Number	2506K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 142,510 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,257,132 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-Oct-06
Number	2622K

HBOS plc announces that on 10 October 2006 it purchased 800,000 of its ordinary shares at a price of 1,080.5256 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,482,000 of its ordinary shares in Treasury and has a total of 3,788,656,294 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:22 11-Oct-06
Number	3311K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 31,481 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,225,651 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:27 11-Oct-06
Number	3318K

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Plan
Bank of Scotland Sharesave Plan
HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Plan	8,341	11/10/2006
BOS Sharesave Plan	2,254	11/10/2006
HBOS Sharesave Plan	6,690	11/10/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,323,443 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 12-Oct-06
Number	3437K

HBOS plc announces that on 11 October 2006 it purchased 700,000 of its ordinary shares at a price of 1,079.7713 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,182,000 of its ordinary shares in Treasury and has a total of 3,787,956,898 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:38 12-Oct-06
Number	3870K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)...................................

3. Name of *person discharging managerial responsibilities/director*

a. Peter Cummings (Director)
b. Jo Dawson (Director)
c. Benny Higgins (Director)
d. Phil Hodkinson (Director)
e. Andy Hornby (Director)
f. Colin Matthew (Director)
g. Harry Baines (Director)
h. Dan Watkins (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

a. Halifax Corporate Trustees Limited
b. i) Halifax Corporate Trustees Limited ii) HSDL Nominees Limited
c. Halifax Corporate Trustees Limited
d. Halifax Corporate Trustees Limited
e. Halifax Corporate Trustees Limited

f. i) Halifax Corporate Trustees Limited ii) HSDL Nominees Limited
g. Halifax Corporate Trustees Limited
h. i) Halifax Corporate Trustees Limited ii) HSDL Nominees Limited

8 State the nature of the transaction

Dividend Re-investment

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a. 8
b. i) 8 ii) 500
c. 3
d. 8
e. 8
f. i) 8 ii) 686
g. 8
h. i) 8 ii) 197

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£10.8295

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a. 88,785
b. 52,483
c. 311
d. 263,094
e. 535,371
f. 356,930
g. 42,470
h. 46,803

16. Date issuer informed of transaction

11 October 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

12 October 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:12 12-Oct-06
Number	3977K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 58,257 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,167,394 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	17:21 12-Oct-06
Number	4081K

Notification was received today by HBOS plc that as at 10 October 2006 Barclays PLC had an interest in 150,242,356 HBOS plc Ordinary Shares of 25p each (which represents 3.966 per cent of the issued Ordinary Share capital).

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Oct-06
Number	4070K

HBOS plc announces that on 12 October 2006 it purchased 500,000 of its ordinary shares at a price of 1,079.8617 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,682,000 of its ordinary shares in Treasury and has a total of 3,787,456,898 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:49 13-Oct-06
Number	4472K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 40,139 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,127,255 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Oct-06
Number	4781K

HBOS plc announces that on 13 October 2006 it purchased 600,000 of its ordinary shares at a price of 1,085.6654 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,282,000 of its ordinary shares in Treasury and has a total of 3,786,864,398 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- John Laing plc
Released	13:55 16-Oct-06
Number	5183K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Laing (John) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,105,679	(1.328%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,105,679	(1.328%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Sale	250,000	£3.547

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short (Note 6)**	**Number of securities (Note 7)**	**Price per unit (Note 5)**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates (Note 7)**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit (Note 5)**

(ii) Exercising

Product name,	**Number of securities**	**Exercise price per unit (Note 5)**

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:01 16-Oct-06
Number	5372K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 33,952 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,093,303 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Oct-06
Number	5494K

RNS Number:5494K
HBOS PLC
17 October 2006

HBOS plc

HBOS plc announces that on 16 October 2006 it purchased 250,000 of its ordinary shares at a price of 1101.6 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,532,000 of its ordinary shares in Treasury and has a total of 3,786,618,552 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:07 17-Oct-06
Number	6076K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 28,193 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,065,110 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-Oct-06
Number	6142K

RNS Number:6142K
HBOS PLC
18 October 2006

HBOS plc

HBOS plc announces that on 17 October 2006 it purchased 1,700,000 of its ordinary shares at a price of 1085.709275 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,232,000 of its ordinary shares in Treasury and has a total of 3,784,918,552 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:15 18-Oct-06
Number	6713K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	17 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	8,409,922	(3.617%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,409,922	(3.617%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	250,000	£0.558

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:10 18-Oct-06
Number	6794K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 37,352 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,027,758 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:16 18-Oct-06
Number	6799K

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Plan
HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Plan	5,948	18/10/2006
HBOS Sharesave Plan	3,644	18/10/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,313,851 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 19-Oct-06
Number	6848K

RNS Number:6848K
HBOS PLC
19 October 2006

HBOS plc

HBOS plc announces that on 18 October 2006 it purchased 1,000,000 of its ordinary shares at a price of 1083.7527 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,232,000 of its ordinary shares in Treasury and has a total of 3,783,918,552 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:14 19-Oct-06
Number	7168K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 137,751 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 2,890,007 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 20-Oct-06
Number	7568K

RNS Number:7568K
HBOS PLC
20 October 2006

HBOS plc

HBOS plc announces that on 19 October 2006 it purchased 1,500,000 of its ordinary shares at a price of 1079.57 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,732,000 of its ordinary shares in Treasury and has a total of 3,782,418,552 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	11:33 20-Oct-06
Number	8065K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	19 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	5,914,243	(5.606%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,914,243	(5.606%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	90,000	£0.824

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Informa plc
Released	11:35 20-Oct-06
Number	8070K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Informa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	22,757,118	(5.381%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,757,118	(5.381%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,088,357	£5.500
Sale	175,807	£5.540

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:27 20-Oct-06
Number	8191K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 45,999 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 2,844,008 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Oct-06
Number	8418K

RNS Number:8418K
HBOS PLC
23 October 2006

HBOS plc

HBOS plc announces that on 20 October 2006 it purchased 1,000,000 of its ordinary shares at a price of 1064.375 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,732,000 of its ordinary shares in Treasury and has a total of 3,781,420,817 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Informa plc
Released	14:19 23-Oct-06
Number	8883K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Informa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	20 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,257,118	(5.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,257,118	(5.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
5.25% convertible bonds 2008				
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	£5.685

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:24 23-Oct-06
Number	8886K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	20 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	8,659,922	(3.725%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,659,922	(3.725%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	241,915	£0.502
Purchase	8,085	£0.503

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	23 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation of shares
Released	14:32 23-Oct-06
Number	8890K

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 23 October 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 2,732,000 of its ordinary shares in Treasury and has a total of 3,781,420,817 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 190,000,000.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:34 23-Oct-06
Number	8893K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 12,354 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 2,831,654 shares held by the Trustee.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 24-Oct-06
Number	9080K

RNS Number:9080K
HBOS PLC
24 October 2006

HBOS plc

HBOS plc announces that on 23 October 2006 it purchased 500,000 of its ordinary shares at a price of 1078.038036 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,232,000 of its ordinary shares in Treasury and has a total of 3,780,920,817 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Informa plc
Released	10:59 24-Oct-06
Number	9357K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Informa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	23 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	22,235,118	(5.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,235,118	(5.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	22,000	£5.601

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	11:04 24-Oct-06
Number	9360K

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	23 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	6,361,243	(6.030%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,361,243	(6.030%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	447,000	£0.850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:44 24-Oct-06
Number	9687K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 1,000,000 ordinary shares were purchased by the Trustee on 23 October 2006 at a price of 1079.97p each.

Additionally the Company has today received notification that 16,543 ordinary shares of 25p each were today released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 3,815,111 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:50 25-Oct-06
Number	0521L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)....................................

3. Name of *person discharging managerial responsibilities/director*

a. Peter Cummings (Director)
b. Jo Dawson (Director)
c. Sir Ron Garrick (Director)
d. Andy Hornby (Director)
e. Harry Baines (PDMR)
f. Dan Watkins (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

a. Peter Cummings
b. Jo Dawson
c. (i) Sir Ron Garrick (ii) Lady Janet Garrick
d. Andy Hornby
e. Harry Baines
f. Dan Watkins

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

a. HSDL Nominees Limited
b. Jo Dawson

c. (i) Sir Ron Garrick (ii) HSDL Nominees Limited
d. HSDL Nominees Limited
e. Harry Baines
f. Dan Watkins

8 State the nature of the transaction

Dividend Re-investment

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a. 6
b. 2
c. (i) 187 (ii) 21
d. 8
e. 42
f. 66

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

a. £11.0366
b. £10.8212
c. £10.8212 (ii) £11.0366
d. £11.0366
e. £10.8212
f. £10.8212

14. Date and place of transaction

a. 16/10/06
b. 23/10/06
c. (i) 23/10/06 (ii) 16/10/06
d. 16/10/06
e. 23/10/06
f. 23/10/06

15. Total holding following notification and total percentage holding following notification (any *treasury shares*

should not be taken into account when calculating percentage)

a. 88,791
b. 52,485
c. 23,980
d. 535,379
e. 42,512
f. 46,869

16. Date issuer informed of transaction

25 October 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

25 October 2006

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:56 25-Oct-06
Number	0442L

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Plan
HBOS Sharesave Plan
Bank of Scotland Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Plan	3,720	25/10/2006
HBOS Sharesave Plan	10,207	25/10/2006
BoS Sharesave Plan	3,132	25/10/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,296,792 shares still held by the QUEST.

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:54 25-Oct-06
Number	0436L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 14,771 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,800,340 shares held by the Trustee.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	11:46 25-Oct-06
Number	0152L

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 1,250,000,000 Floating Rate Notes due October 2013, ISIN No. XS0272266049

http://www.rns-pdf.londonstockexchange.com/rns/0152L_-2006-10-25.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Informa plc
Released	11:41 25-Oct-06
Number	0165L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Informa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	24 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	22,040,830	(5.212%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,040,830	(5.212%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	194,288	£5.555

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	11:36 25-Oct-06
Number	0159L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	24 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	8,828,216	(3.797%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,828,216	(3.797%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
5.25% convertible bonds 2008				
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	168,294	£0.492

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-Oct-06
Number	9779K

RNS Number:9779K
HBOS PLC
25 October 2006

HBOS plc

HBOS plc announces that on 24 October 2006 it purchased 600,000 of its ordinary shares at a price of 1080.191667 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,832,000 of its ordinary shares in Treasury and has a total of 3,780,320,817 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 26-Oct-06
Number	0576L

RNS Number:0576L
HBOS PLC
26 October 2006

HBOS plc

HBOS plc announces that on 25 October 2006 it purchased 500,000 of its ordinary shares at a price of 1084.764 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,332,000 of its ordinary shares in Treasury and has a total of 3,779,820,817 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	11:50 26-Oct-06
Number	0916L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	25 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,433,743	(6.099%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,433,743	(6.099%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
5.25% convertible bonds 2008				
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Purchase	37,500	£0.874
Purchase	35,000	£0.881

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short (Note 6)**	**Number of securities (Note 7)**	**Price per unit (Note 5)**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates (Note 7)**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit (Note 5)**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Arla Foods UK plc
Released	11:55 26-Oct-06
Number	0921L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Arla Foods UK plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 2p
Date of dealing	25 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	12,325,480	(2.015%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	12,325,480	(2.015%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	790,000	£0.681

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:36 26-Oct-06
Number	1125L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 27,792 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,772,548 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:40 27-Oct-06
Number	1591L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 12,490 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,760,058 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	14:26 27-Oct-06
Number	1633L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	26 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,460,744	(6.124%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,460,744	(6.124%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.25% convertible bonds 2008	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	27,000	£0.870

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 October 2006
Contact name	Kenny Melville
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:29 27-Oct-06
Number	1636L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	24 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,848,217	(3.806%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,848,217	(3.806%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.25% convertible bonds 2008	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	£0.493

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 October 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 27-Oct-06
Number	1178L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)..................................

3. Name of *person discharging managerial responsibilities/director*

Dennis Stevenson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

State Street Nominees Limited

8 State the nature of the transaction

Gift of shares to Charitable Trust

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

65,850

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

26 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

267,794

16. Date issuer informed of transaction

26 October 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

27 October 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:37 30-Oct-06
Number	2269L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	27 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,098,218	(3.913%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,098,218	(3.913%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.25% convertible bonds 2008	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	246,170	£0.472
Purchase	3,830	£0.470

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 30 October 2006

Contact name

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	14:38 30-Oct-06
Number	2272L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	27 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	6,480,744	(6.143%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,480,744	(6.143%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.25% convertible bonds 2008	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	£0.874

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Laing (John) plc
Released	14:40 30-Oct-06
Number	2273L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Laing (John) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	27 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,855,680	(1.221%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,855,680	(1.221%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	£3.900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 October 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:08 30-Oct-06
Number	2383L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 26,581 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 3,733,477 shares held by the Trustee.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	14:39 31-Oct-06
Number	3041L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	30 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	6,630,745	(6.285%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,630,745	(6.285%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	150,000	£0.864

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:44 31-Oct-06
Number	3046L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	30 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,345,043	(4.020%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,345,043	(4.020%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	87,607	£0.445
Purchase	334,432	£0.447

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 31 October 2006

Contact name

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Informa plc
Released	14:49 31-Oct-06
Number	3054L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Informa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	30 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,844,080	(5.165%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,844,080	(5.165%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	196,750	£5.465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 October 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Laing (John) plc
Released	14:55 31-Oct-06
Number	3064L

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Laing (John) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	30 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,829,912	(1.210%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,829,912	(1.210%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,768	£3.936

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 October 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:49 31-Oct-06
Number	3163L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 159,764 ordinary shares were purchased by the Trustee on 30 October 2006 at a price of 1088.0p each.

Additionally the Company has today received notification that 18,509 ordinary shares of 25p each were today released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 3,874,732 shares held by the Trustee.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:48 31-Oct-06
Number	3092L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

Anthony John Hobson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person – Mrs Ingrid Marian Hobson

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 4. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mrs Ingrid Marian Hobson

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£10.884

14. Date and place of transaction

30 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

7,500

16. Date issuer informed of transaction

30 October 2006

17. Name of contact and telephone number for queries

0131 243 5410

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

31 October 2006

END
END

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Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	02	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	50,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 50,000
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 1/10/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 755
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/10/06.

** ~~A director~~ / Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	04 / 10 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	8,400	906	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.00p	827.50p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 9,306
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/10/06

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	10	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,151	784	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.50p	662.00p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	1,935
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/10/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,888		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 1,888
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/10/06

** A director / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,910		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road, Halifax, West Yorkshire	Ordinary	3,910
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/10/06

** ~~A director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	1 1	1 0	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	604		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 604
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/10/06.

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	13	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 7,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/10/06

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,154		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited		
Address Trinity Road, Halifax, West Yorkshire	Ordinary	4,154
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/10/06

Assistant

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2006			

Class of shares (ordinary or preference etc)	Ordinary	ordinary	
Number allotted	755	1,510	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	662.0p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	2,265
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/10/00.

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 5,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Date 30/10/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road, Halifax, West Yorkshire	Ordinary	5,000
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

Date 31/10/06

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	23/08/2006		
For each share: Nominal value	25p		
Maximum price paid	998.0156p		
Minimum price paid	998.0156p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,990,078.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 24,955.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 23/08/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	860,000		
Date(s) shares delivered to the company	24/08/2006		
For each share:			
Nominal value	25p		
Maximum price paid	994.7299p		
Minimum price paid	994.7299p		

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,554,677.14

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 42,775.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 25/08/06

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	560,000		
Date(s) shares delivered to the company	25/08/2006		
For each share: Nominal value	25p		
Maximum price paid	994.2916p		
Minimum price paid	994.2916p		

Note: This form must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,568,032.96

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 27,845.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 25/08/06

(**~~a director~~ / Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Companies House
— for the record —

CHWP000

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	150,000		
Date(s) shares delivered to the company	30/08/2006		
For each share: Nominal value	25p		
Maximum price paid	993.727p		
Minimum price paid	993.727p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,490,590.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 7,455.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 30/8/06.

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	11/09/2006		
For each share:			
Nominal value	25p		
Maximum price paid	1004.4023p		
Minimum price paid	1004.4023p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,044,023

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 50,225

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 11/9/06

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

169(1B)

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169A(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	[illegible]000,000		
Date(s) shares delivered to the company	[illegible]2/09/2006		
For each share			
Nominal value	25p		
Maximum price paid	999.4308p		
Minimum price paid	999.4308p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,994,308

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 49,975

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12/9/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	450,000		
Date(s) shares delivered to the company	14/09/2005		

For each share:

Nominal value	25p		
Maximum price paid	1000.6346p		
Minimum price paid	1000.6346p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,502,855.70

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 22,515

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date**

(**a director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~) Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**